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                                                                  Exhibit (a)(9)


                      ADDENDUM FOR EMPLOYEES IN AUSTRALIA

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     If you surrender your Eligible Options and Required Options pursuant to the terms of the Offer, you will be deemed to have disposed of your Eligible Options and Required Options as consideration for the right to receive New Options. In general, the tax treatment depends on whether you elected to include the discount (i.e., the market value of the Eligible Options and Required Options at the time of grant) in your assessable income for the income year in which such Eligible Options and Required Options were granted. If you did not elect to include the discount in your assessable income for that year, then you will be required to recognize income equal to the market value of the right to receive the New Options as at the date of the exchange. If you did elect to include the discount in your assessable income, then you will derive a taxable capital gain equal to the market value of the right to receive New Options at the date of the exchange less the cost basis of the Eligible Options and Required Options, as applicable (subject to reduction by one-half if you have held the options for at least 12 months). You may be subject to taxation on the exercise of the New Options and/or capital gains tax on the sale of the shares acquired upon the exercise of the New Options. However, the tax payable on account of the option exchange may result in a reduction of the tax payable on the exercise of the New Options or the sale of the shares acquired upon the exercise of the New Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the Offer.